BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish Drive • Rancho Mirage, CA 92270

www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 422-599-1299
Attorney/Principal		wbarnett@wbarnettlaw.com

April 2, 2025

Mr. Nicholas O’Leary, Esq.

US Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Re: EOS INC. (the “Registrant”)

Amendment No. 5 to Form 10-K For the fiscal year ended December 31, 2023, Filed April 16, 2024

Response dated April 2, 2025

File No. 000-55661

Mr. O’Leary:

The Registrant hereby files its Amendment No. 5 to Form 10-K (“Amendment No.5”). The Amendment No. 5 has been revised in accordance with the Commission’s comment letter dated March 4, 2025 (the “Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 6 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Amendment No. 4 to Form 10-K for the fiscal year ended December 31, 2023

Part I

Item 1. Business, page 5

1.	In accordance with your comment, we have expanded the disclosure as requested Under Business on pages 14, 15 and 16.
2.	In accordance with your comment, we have expanded the disclosure as requested Under Business on pages 14, 15 and 16.

We believe that we have responded to all your comments both written and oral, fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

William B. Barnett

WBB:lg

cc/ Mr. He-Siang Yang, CEO